BRIAN M. BROWN

ADMITTED IN VIRGINIA AND MICHIGAN

(804) 343-5023

bbrown@woodsrogers.com

August 14, 2013

VIA EDGAR AND FACSIMILE

Mr. Jay Ingram, Legal Branch Chief

Ms. Melissa N. Rocha, Senior Assistant Chief Accountant

Mr. Kamyar Daneshvar, Staff Attorney

Ms. Nudrat Salik, Staff Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Trex Company, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 19, 2013

Response dated July 18, 2013

File No. 1-14649

Dear Mr. Ingram, Ms. Rocha, Ms. Salik and Mr. Daneshvar:

On behalf of our client Trex Company, Inc. (“Trex” or the “Company”), we are formally requesting a ten (10) business day extension for the provision of responses to the Staff’s letter of comments, received August 2, 2013 (the “Staff Letter”), with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2012, Filed February 19, 2013, Response dated July 18, 2013. Due to the diligence involved in preparing a fully satisfactory response to the Staff Letter, Trex hereby requests that Trex’s response be due August 30, 2013.

We appreciate your assistance in review of Trex’s periodic filings. Please contact me at (804) 343-5023 if you have any questions or require any additional information in the interim. We sincerely appreciate the grant of an extension and will have responses to the Staff Letter by no later than August 30, 2013.

Very truly yours,

/s/ Brian M. Brown
Brian M. Brown

cc:	James E. Cline, Vice President and Chief Financial Officer

William R. Gupp, Chief Administrative Officer, General Counsel and Secretary

Riverfront Plaza, West Tower / 901 East Byrd Street, Suite 1550 / Richmond, Virginia 23219

(804) 343-5020 / Fax (804) 343-5021

Offices also in Roanoke, Danville, Lynchburg